Exhibit 20.1

October 24, 2003

RE:  ATEL Capital Equipment Fund VII

Dear Investor:

Enclosed is your statement for the period ending September 30, 2003 for ATEL Capital Equipment Fund VII (the Fund). The Fund's current distributions are at an annualized rate of 10% of original invested capital. As always, if you have elected to receive your distributions directly, you will find a check attached to the enclosed statement. If you have directed us to deliver your distributions to a third party such as an IRA custodian or a mutual fund, your statement will indicate the amount of the check and to whom it was sent. Beginning in January 2004, Fund VII will begin periodic liquidation. The base distribution rate for 2004 is expected to be 5% and will begin with checks mailed in February 2004.

The Quarterly Report for the third quarter 2003, will be filed by November 15, 2003, and mailed shortly thereafter. Current lessees for the Fund include a managed leasing program with Transamerica which leases refrigerated intermodal containers; Hastings Leasing Limited which leases various types of equipment to several municipalities in Great Britain; Burlington Northern Santa Fe Railroad, which leases domestic shipping containers; MRXX, which manages a group of leases of covered hopper rail cars and boxcars; Anna Offshore, Inc., which leases offshore supply vessels; and U.S. Steel which leases bulldozers, tractors, and yard equipment.

Fund VII units were originally offered for sale beginning in November 1996. A total of $150 million was invested in the Fund and a diverse mix of predominantly low obsolescence equipment was purchased and leased to primarily investment grade lessees. Our goal for the Fund has always been to: preserve invested capital; provide consistent tax advantaged cash flow; re-lease and/or sell equipment as it comes off of lease; and maximize the total return.

The economic downturn that began in early 2000 has impacted the Fund and is affecting both renewal rents and equipment sales. Low interest rates coupled with reduced demand for equipment have put downward pressure on lease rents and lowered expected resale values. Both overall economic activity and capital spending are down substantially from anticipated levels and investment in plant and equipment have been slow to recover from the recession of 2001 and 2002. As a result, as of September 30, 2003, approximately 23% of the Fund's portfolio was off lease even though that equipment has significant remaining useful life. Included in the equipment currently off lease are: rail cars and locomotives originally leased to Burlington Northern Santa Fe; a supply vessel originally leased to Seacor; and gravel and grain barges originally leased to Midland and Tarmac.

Rail Cars and Locomotives

The Fund acquired approximately $66 million of rail related assets, accounting for 21.7% of acquisitions, including $22 million of locomotives. The Fund's rail assets were placed on lease with average lease terms of 48 months. Although these lease terms were relatively short, we anticipated rapid renewals, which ultimately did not materialize. The rapid downturn of the rail freight industry resulting from the economic recession has made it challenging for ATEL to remarket rail equipment as it has come off lease over the past two years. Furthermore, the renewal rates on these assets have also shown considerable declines over time relative to their original rates, particularly with regard to locomotives. The monthly rental rate for a locomotive similar to those the Fund owns has dropped from about $12,000 to $2,600, rendering a significant reduction of revenues to the Fund as the locomotives came off lease.

Overall demand for rail freight declined as a result of the recession as reflected by a drop in deliveries of new freight cars. There were 17,714 deliveries in 2002, the lowest since 1987, and down from 34,260 in 2001 and over 50,000 in 2000. Car owners have been struggling to maintain utilization rates and rents as the supply of cars exceeded demand. In addition, in 2001 and 2002

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deliveries of new freight locomotives increased as carriers began to utilize cleaner and more efficient locomotives due to cost and regulatory considerations such as higher fuel prices and other environmental constraints. Remarketing of older locomotives has therefore become more difficult due to a reduction in demand.

Supply Vessels

The ships on lease to Seacor Marine Inc. were purchased in April of 1998 and consist of two offshore supply vessels with an original acquisition cost of $15 million, accounting for approximately 5% of the total Fund acquisitions. These vessels are used primarily to supply services to the offshore energy industry in the Gulf of Mexico, and were originally leased to Seacor for 36 months at a monthly rental rate factor of 1.280%, or $191,925 per month. At the end of initial lease term, Seacor twice renewed both vessels for 12-month terms each with a final maturity date of May 2003. The first renewal was at a monthly rental factor of 1.072%, representing a moderate decline of about 16% from the original factor. The rental factor, however, was reduced significantly to an average rate of 0.629%, or $94,292 per month, for the second renewal due to a weaker gas and oil market and lower demand for working drilling rigs and services. Currently one ship remains on lease at a rental rate of $28,896 per month.

Barges

In January of 1998, sixty-one used Tidewater steel deck barges with an original acquisition cost of $7,335,250 were leased to Tarmac. The original lease term was 60 months with a monthly rent of $73,352 and lease maturity in January 2003. Currently 41 of these barges remain off lease.

In December 1998, 30 jumbo hopper barges with an original acquisition cost of $4,941,229 were leased to Midland, with a weighted average maturity of 46 months and an average monthly rental rate factor of 1.578%, or $77,981 per month. The barges came off lease in April of this year and are currently off lease.

We are working hard to re-lease the majority of equipment currently off lease in the Fund. While it would be possible to maintain distributions for 2004 at the 10% level by selling assets, we believe that it is in the best interest of the Fund and its investors to retain assets until the market improves rather than sell them at the current depressed market prices.

As a result of the current economic conditions outlined above and as a result of the fact that the Fund is beginning periodic liquidation, we have determined to adjust the Fund's distribution rate beginning in January 2004 to an annualized rate of 5%. This distribution rate, which we believe is sustainable for 2004 from current revenues, will begin in February of 2004. Beginning in 2005, distribution rates will fluctuate based on sales proceeds as equipment comes off lease.

If you have additional questions about the Fund, please call your Investment Advisor or our Investor Services department at 1-800-543-2835 extension 3.

Best Regards,

/s/ DEAN CASH

Dean Cash
Chief Executive Officer
ATEL Financial Services, LLC


                           FORWARD-LOOKING STATEMENTS

The foregoing contains forward-looking statements concerning the Fund's objectives, plans, intentions, strategies, expectations, and predictions concerning the Fund's future results of operations and other future events or conditions based on views and opinions of ATEL. For this purpose, any statements contained herein that are not of historical fact may be deemed to be


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forward-looking statements. Without limiting the generality of the foregoing, words such as "believes," "may," "expects," "anticipates," "will," "could," "intends," "estimates," or "might," or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements.

It is important to note that the Fund's actual results or activities or actual events or conditions could differ materially from those estimated or forecasted in such forward-looking statements, due to a variety of factors, some of which may be beyond the control of the Fund. These factors include those discussed under "Risk Factors" in the original prospectus. Although the ATEL's estimates and assumptions are believed by ATEL to be reasonable, such estimates and assumptions are uncertain and unpredictable. To the extent that actual events differ materially from ATEL's assumptions and estimates, actual results will differ from those forecasted.

























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